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FROM: Thornton, Mary

SENT: Thursday, August 31, 2006 5:26 PM

TO: Robert (Robb) Lamont Jr. (E-mail)

CC: John E. Connolly (E-mail)

SUBJECT: Equity Options


Robb,

We thought it might be helpful to send you a brief e-mail describing in a bit more detail exactly what happens with Equity Options at lapse. We'd like to discuss after you've had a chance to review this e-mail.

If the owner of the base Advantage Whole Life policy with an Advantage Equity Options rider attached fails to pay a premium when due, the policy will be in default. The Company will notify the policy owner that failure to pay the premium due by the end of the 31-day grace period will cause the policy to lapse.

As of the 32nd day after the premium due date, the policy technically lapses. However, a handful of states impose special notice requirements which effectively prevent the coverage under the policy from terminating until up to 60 days after the date of nonpayment. Moreover, because the Company wants to ensure that no policy lapses unintentionally, the Company has effectively extended this period by adopting the administrative practice of continuing the death benefit coverage--despite the lapse--until the 90th day after the date of nonpayment. During this period the owner will be notified of the need to pay the premium to continue the coverage and will be asked to select a nonforfeiture option to which the cash value will be applied in the event payment is not received. As of the 90th day after nonpayment, coverage under the policy terminates and a death benefit will thereafter be provided under the extended term coverage option or the reduced paid up insurance option, as selected by the policy owner.

As disclosed in the rider form and the prospectus, as of the 32nd day following the date of nonpayment, the cash value in the Advantage Equity Options will be transferred to the Fixed Account, which is only available under the riders. The lapse effectively freezes the benefits under the base policy. Transferring the Advantage Equity Options' cash value to the Fixed Account is a means of freezing the riders' benefits as well, which prevents any discriminatory treatment of policy owners who have purchased the Advantage Equity Options over those who have not. Moreover, since a policy rider only exists by virtue of the underlying base policy, it would be inappropriate for the rider to provide continued benefits when the underlying base policy has been frozen. The Company will continue the base policy death benefit coverage without the payment of any premium for 90 days before the applying the nonforfeiture benefits. Similarly, it will continue to provide the death benefit attributable to the Advantage Equity Options cash value in the Fixed Account for 90 days. At the end of the 90-day period, the Company will, as required by state law, apply the Advantage Equity Options' cash value to the nonforfeiture option

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selected by the policy owner. The options are the same as those offered under the base policy, i.e., extended term insurance or reduced paid up insurance. Naturally the policy owner can elect to receive the Advantage Equity Options' cash value at any time.

As you know, paragraph (b)(12)(iii) of Rule 6e-3(T) provide exemptions from the redeemability (and other) provisions of the 1940 Act for VLI contracts to the extent necessary "to comply with . . . insurance laws and regulations and established administrative procedures of the life insurer for . . . redemption" of the contracts, subject to a "reasonable, fair, and not discriminatory" standard. Among other things, this allows insurers to process loan applications and death benefit claims for VLI contracts in the same time frames that they use for traditional life insurance contracts. This, for example, permits death benefits to be computed as of the date of the insured's death (I.E., before due proof of death is received) and the cash value to be moved to the insurer's general account until the benefits are paid. Similarly, in this case, we believe that this provision permits the transfer of the cash value of the Equity Options rider to the fixed account at lapse.

We hope this summary is helpful and would be glad to discuss in more detail at your convenience.

Best regards.

Mary E. Thornton

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Ave., NW

Washington, DC 20004-2415

202.383.0698 (direct)

202.637.3593 (fax)

mary.thornton@sablaw.com